SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Determination of Terms of Issue of Series Three Unsecured Convertible Bonds with Stock Acquisition Rights” made public on Tuesday, December 2, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 2, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

December 2, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Determination of Terms of Issue of Series Three

Unsecured Convertible Bonds with Stock Acquisition Rights

TOKYO, Japan – December 2, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding to the terms of issuance of its series three unsecured convertible bonds with stock acquisition rights (the “Bonds”, and stock acquisition rights attached thereto, the “Stock Acquisition Rights”) in accordance with the approval by the Representative Executive Officers on November 20, 2008. The details have been fixed as follows. Please note that the Bonds are not “Moving Strike Convertible Bonds”, and the conversion price does not periodically adjust with the market price.

1.	Conversion Price Determination Date	Tuesday, December 2, 2008

2.	Date of Allotment and Closing	Wednesday, December 17, 2008

3.	Subscription Period	From Wednesday, December 3, 2008 to Monday, December 8, 2008

4.	Details of the Stock Acquisition Rights Conversion Price	JPY 7,138 per share

• Closing Price of the Company’s common stock on the Tokyo Stock Exchange on the conversion price determination date (December 2, 2008)

JPY 5,710

• Conversion Price Ratio [(Conversion Price/Closing Price of Common Stock – 1) × 100]

25.01%

5.	Details of the Bonds Interest Rate	1.0% per annum

The securities will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and have not and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. securities laws.

(Reference)

1.	Summary of the Bonds

	(1) Aggregate Principal Amount	JPY 150,000,000,000

	(2) Amount to be Paid	100% of the principal amount of the Bonds

	(3) Exercise Period	From February 2, 2009 to March 27, 2014

	(4) Maturity	Monday, March 31, 2014

2.	Information about Dilution

Upon the issuance of the Bonds, the dilution ratio, i.e., the ratio of residual stock to common stock outstanding as of October 31, 2008 (92,217,067 shares), is expected to be 26.84%. For the purpose of this paragraph the residual stock means the shares of common stock issuable by execution of all the dilutive securities of the Company including the Bonds, the stock options and the Liquid Yield Option Notes due 2022. The conversion price of Liquid Yield Option Notes due 2022 will be adjusted due to the issuance of the Bonds by way of the market price method, however this adjustment has not been reflected in the ratio above.

The ratio of the number of shares to be issued upon exercise of all the Stock Acquisition Rights (the “Issuable Shares”) to the aggregate number of shares of common stock outstanding as of October 31, 2008 and the Issuable Shares is expected to be 18.56%.

The securities will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and have not and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. securities laws.